Exhibit 8.1

SUBSIDIARIES OF MAGAL SECURITY SYSTEMS LTD.

Below is a listing of Magal Security Systems Ltd.’s wholly-owned and majority-owned significant subsidiaries:

Subsidiary Name	Country/State of Incorporation/Organization/Ownership Percentage
Senstar Inc.	United States (Delaware) (100%)
Senstar Latin America, S.A. DE C.V	Mexico (100%)
Senstar Corporation	Canada (100%)
Magal-S3 Canada Inc.	Canada (100%)
ESC BAZ Ltd.	Israel (55%)